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B. G. Minisman, Jr.

Direct Dial: (205) 250-8305

Direct Fax: (205) 488-3705

E-Mail Address:bminisman@bakerdonelson.com

February 11, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ada D. Sarmento Ms. Suzanne Hayes

Re:	Atrion Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

File No. 001-32982

Dear Ms. Sarmento and Ms. Hayes:

On behalf of our client, Atrion Corporation (the “Company”), we are responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 28, 2020 (the “Comment Letter”) with respect to the Company’s Form 10-K for its fiscal year ended December 31, 2018 (the “Form 10-K”) filed with the Commission on February 26, 2019.

For the convenience of the Staff, we have set forth the comment in the Comment Letter in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business

Patents and License Agreements, page 3

1.	We note your statement in response to comment one indicating that no single patent or license is material to your business as a whole. Please provide a detailed analysis supporting this determination. Your analysis should address how many products you sell and whether any material product or related products are dependent on a patent, series of patents or license.

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ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

Ms. Sarmento and Ms. Hayes

February 11, 2020

Response:

In response to the Staff’s comment, please be advised that the Company had sales of 965 different products in 2019. The Company has two material products that are dependent, in part, on four patents. Three patents for one of those products expire during the period from January 2027 to November 2029 and one patent for the other product expires in August 2022. In future filings, the Company will revise its disclosure regarding its intellectual property to disclose the following (with the number of patents and patent applications in each product group to be included where indicated):

Our success may depend in part on our ability to protect our intellectual property, and we rely on a combination of patent, copyright, trademark, and trade secret laws to protect our interests. We own 281 patents and patent applications pending on products that are currently being sold by us, [●]of which relate to fluid delivery products, [●] of which relate to cardiovascular products, [●] of which relate to ophthalmology products, and [●] of which relate to other products. We own 50 patents or patent applications pending for products that we intend to sell in the future, [●] of which relate to fluid delivery products, [●] of which relate to cardiovascular products, [●] of which relate to ophthalmology products, and [●] of which relate to other products. We pay royalties to an outside party under a license agreement for one patent. Our patents expire at various times over the next 18 years, with patents for two material products expiring during the period August 2022 to November 2029. We also have a number of trademark registrations that are generally for fixed but renewable terms.

We have developed technical knowledge which, although non-patentable, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We have entered into agreements with key employees prohibiting them from disclosing any of our confidential information or trade secrets. In addition, generally these agreements also provide that inventions or discoveries relating to our business by these individuals will be assigned to us and become our sole property. However, there is no assurance that these employees will abide by the terms of these agreements.

The medical device industry is characterized by extensive intellectual property litigation, and companies in this industry sometimes use intellectual property litigation to gain a competitive advantage. Intellectual property litigation, regardless of outcome, is often complex and expensive, and the outcome of this litigation is generally difficult to predict.

We hope that the foregoing is responsive to the Staff’s comment. If you have any questions or comments about this letter or need further information, please call the undersigned at (205) 250-8305.

Sincerely,

/s/ B. G. Minisman, Jr.

B. G. MINISMAN, JR.

cc: Jeffery Strickland, Chief Financial Officer, Atrion Corporation

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ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.